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                                [ABFS Letterhead]


[Insert Address]


RE: EXCHANGE OFFER FOR ELIGIBLE ABFS INVESTMENT NOTEHOLDERS


Dear ABFS Investor,


Enclosed is an Offer to Exchange which is being made to holders of our investment notes issued prior to April 1, 2003. Qualified holders of our investment notes are being given the opportunity, on a first come, first served basis, to exchange each $1,000 of principal amount of their investment notes for a combination of

(i) $500 in principal amount of a senior collateralized subordinate note, with an interest rate of 10 basis points (.10%) higher than the interest rate on your existing note exchanged, and

(ii) 500 shares of 10% Series A convertible preferred stock with a liquidation value equal to $1.00 per share (plus any unpaid dividends). The preferred stock carries the right to convert these shares into shares of ABFS common stock at an exchange ratio of 20% above the original liquidation value of $1.00 per share plus accrued and unpaid dividends, divided by the market value per share (but not less than $5.00 per share) if converted, on or after the second anniversary of the issuance of the preferred stock.


Your opportunity to exchange your investment notes will expire on December 31, 2003 (unless extended by ABFS).


The Offer to Exchange should be read carefully before making your decision. The following is a simple example of how the exchange works: Assume that a qualified holder of an 81/2% $1,000 investment note due December 31, 2004 wishes to make the exchange. In return for his or her investment note, the qualified holder would receive the following:


Option 1:

     o $500 in principal amount of a senior collateralized note due December 31, 2004 which is collateralized as described in the offering circular related to the exchange offer; and

     o 500 shares of 10% Series A convertible preferred stock which have a 10% annual dividend, a liquidation value of $500 (plus any unpaid dividends) and which can ultimately be converted, at the option of the holder, into ABFS common stock at an exchange ratio of 20% above the original liquidation value of $1.00 per share, plus accrued and unpaid dividends divided by the


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market value per share (but not less than $5.00 per share), as more fully described in the offering circular related to the exchange offer; or

Option 2:

     o    1,000 shares of 10% Series A convertible preferred stock.


The attached sheet contains information regarding your investment notes which are eligible to be tendered in this Exchange Offer, and questions and answers related to the Exchange Offer.


If you have any questions concerning the exchange offer, please contact ABFS's Investment Notes Exchange Unit directly at 1-800-597-7004, Monday through Friday, 8:30 A.M. to 8 P.M. (EST), and Saturday from 9 A.M. to 4 P.M.


As always, we appreciate and value your investment in ABFS.


Very truly yours,








Anthony J. Santilli
Chairman, President and CEO




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                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.

Questions and Answers Related to the Exchange Offer

1.   Q--What is an exchange offer?

     A--An exchange offer allows you to exchange your current ABFS Investment Notes issued prior to April 1, 2003 for debt and preferred stock of our Company or only preferred stock (as described in the enclosed Offer to Exchange).

2.   Q--Why is the Company making this exchange offer?

     A--The purpose of the exchange offer is to reduce our outstanding debt and increase our stockholders' equity.

3.   Q--What is a "senior collateralized subordinated note?"

     A--A senior collateralized subordinated note represents debt of our Company. This debt is secured by certain cash flows originating from interest-only strips of our subsidiaries with an aggregate value of at least an amount equal to 150% of the original principal balance of the senior collateralized notes and senior debt incurred in the future.

     For more information, please refer to the "Summary" and "Description of the Debentures - Terms of the Senior Collateralized Notes" in the Offer to Exchange for a description of Senior Collateralized Notes.

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American Business Financial Services, Inc.         Frequently Asked Questions--2


4.   Q--What is an "Interest Only Strip"?

     A--An "interest only strip" is an interest in the future cash flows generated by the loans the Company has securitized.

5. Q--What is the interest rate payable on the new Senior Collateralized Subordinated Notes?

     A--The rate on the new Senior Collateralized Subordinated Notes will be the same as the rate currently applicable to the investment note tendered, plus an additional 10 basis points (.10%).

6.   Q--What is the term on the new Senior Collateralized Subordinated Notes?

     A--The term on the new Senior Collateralized Subordinated Notes will be a minimum of 12 months to a maximum 36 months.

     For Senior Collateralized Subordinated Notes issued in exchange for investment notes with maturities of 36 months or less, maturity dates will be the greater of the remaining term to maturity of the investment notes tendered or 12 months. With respect to investment notes tendered with remaining terms greater than 36 months, the holder may elect to receive Senior Collateralized Subordinated Notes with a term equivalent to the remaining term on the investment notes tendered or a 36 month term. If the holder fails to select a maturity date, the maturity date will be the maturity date on the investment notes tendered.

7.   Q--What is "Convertible Preferred Stock"?

     A--Convertible Preferred Stock represents an ownership interest in the Company. The Series A convertible preferred stock provides for an annual dividend of 10%, and the opportunity to convert to common stock after a two-year period. Dividends on preferred stock must be paid before any dividends may be paid to common stockholders.



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American Business Financial Services, Inc.         Frequently Asked Questions--3


     Additionally, after 24 months, you may convert the preferred stock into shares of the Company's common stock. The exchange rate would be 20% above the original liquidation value, plus any unpaid dividends.

     If you elect not to convert at the 24-month anniversary and rather hold your Series A preferred stock for another 12 months, you would receive a total exchange rate of 30% above the original liquidation value plus any unpaid dividends. (That's 20% on 24-month conversions; and an additional 10% on 36-month conversions.)

8. Q--What is the annual dividend payable on my Convertible Preferred Stock investment?

     A--The terms of the Series A Convertible Preferred Stock provide for a 10% annual cash dividend.

9. Q--Is the dividend on the preferred stock taxed at a lower rate than interest and other kinds of investments?

     A--Tax consequences of dividend payments vary according to the tax status of each investor. As a result, we recommend consulting with your tax advisor as to the specific tax consequences related to this investment.

10.  Q--How much of my current investment notes may I convert?

     A--You may convert up to 100% of the principal amount of your eligible investment notes in increments of $1,000. Your conversion options are as follows:

       1. 50% to Senior Collateralized Subordinated Notes and 50% to Convertible Preferred Stock; or

       2. Up to 100% of the principal amount of your eligible investment notes can be exchanged for Convertible Preferred Stock.



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American Business Financial Services, Inc.         Frequently Asked Questions--4


11. Q--What are the fees and/or commissions required to be paid by Investment Note holders who elect to participate in the exchange?

     A--There are no fees or commissions related to the exchange unless you intend to transfer ownership of the new securities, in which case you will be required to pay the applicable transfer taxes.

12. Q--Are there any consequences to my current investments if I choose not to exchange them?

     A--You are not obligated to participate in the exchange offer. You are free to keep your notes in their current form. Since the Senior Collateralized Subordinated Notes are secured by a security interest in certain cash flows originating from the interest-only strips of our subsidiaries, those assets may be utilized to repay principal and interest on the Senior Collateralized Subordinated Notes in full before any of those assets would be available to repay the remaining investment notes outstanding.

13.  Q--Where can I get more information about ABFS?

     A--Please read the Offer to Exchange and the Letter of Transmittal carefully.

14.  Q--What should I do if I want to participate in ABFS's exchange offer?

     A--Please read the enclosed Offer to Exchange related to the Exchange Offer, including risk factors related to the Exchange Offer and an investment in the Company.

     If you decide to exchange your investment notes, please complete the enclosed "Letter of Transmittal" and return it in the postage paid envelope by December 31, 2003. If your investment notes were issued prior to November 1, 1999, you must return the certificate



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American Business Financial Services, Inc.         Frequently Asked Questions--5


     representing the note tendered to us. This offer is being made on a "first come/first served" basis.

15.  Q--Is there anyone at the Company I can call if I have a question?

     A--Yes. You may talk to a Company officer toll-free at 1-800-597 7004 Monday through Friday from 8:30 A.M. to 8:00 P.M. (EST) and Saturday from 9 to 4.